INTERNATIONAL (A) PAPER

MAURA ABELN SMITH
SENIOR VICE PRESIDENT, GENERAL COUNSEL
& CORPORATE SECRETARY

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-3829
F 901-214-1248
maura.abelnsmith@ipaper.com

April 23, 2007

VIA OVERNIGHT MAIL

Tamara Tangen
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NW
Washington, DC 20549

Re: International Paper's Form 10-K for the December 31, 2006

Dear Ms. Tangen:

We are in receipt of your letter dated April 20, 2007. A response to these comments will be returned within 10 days.

Sincerely,



Maura Abeln Smith